FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of July, 2003

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form:40-F_______
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which is attached hereto and incorporated by reference herein:

1. Press Release: RADCOM REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2003. Dated July 21, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Radcom Ltd.
                                              (Registrant)

Dated: July 31, 2003                          By: /s/David Zigdon
                                                  -------------
                                                  David Zigdon
                                                  Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: RADCOM REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2003.
                           Dated July 21, 2003.

                                  EXHIBIT 10.1


Contact:
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.com


                RADCOM REPORTS RESULTS FOR THE SECOND QUARTER AND
                            FIRST SIX MONTHS OF 2003

             -- 52% Sequential Revenue Growth Compared to Q1 2003 --

         TEL-AVIV,  Israel--July  21,  2003-- RADCOM Ltd.  (RADCOM)  (NASDAQ:
RDCM) today announced financial results for the second quarter and six months ended June 30, 2003.

         Revenues for the second quarter of 2003 increased by 52% to $2,436,000 compared to $1,600,000 for the first quarter of 2003. Revenues for the second quarter of 2002 were $3,097,000. Net loss for the second quarter of 2003 was $(1,680,000), or $(0.16) per ordinary share, compared to $(3,180,000), or
$(0.30) per ordinary share, for the first quarter of 2003, and $(1,488,000), or $(0.14) per ordinary share, for the second quarter of 2002.

         Revenues for the first six months of 2003 were $4,036,000 compared to $7,502,000 for the first half of 2002. Net loss for the first six months of 2003 was $(4,860,000), or $(0.46) per ordinary share, compared to $(2,779,000), or
$(0.26) per ordinary share, for the first half of 2002.

         Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "The rise of our revenues compared to the first quarter was attributable primarily to encouraging initial sales of our new product, the award-winning Cellular Performer. Positive feedback from potential customers affirms that the product's GEAR chip-based capabilities address the needs of service providers and vendors - both those deploying 2.5G and 3G technologies, and those adding cutting-edge multimedia capabilities to cellular networks. Although sales cycles are long, we have succeeded in closing initial deals with a number of major vendors and service providers, and have built an encouraging sales pipeline.

         "Our revenues for the second quarter of 2003 are down from last year, due mainly to a slowdown in datacom sector sales. However, sales of our converged network products, including the VoIP Performer and Omni-Q as well as our new Cellular Performer, now account for the largest portion of our sales, and are expected to drive our future growth."

         Mr. Toussia-Cohen concluded, "As we rebuild our revenue base, we continue to focus on close control of expenses and cash, with an eye to balancing our short-term and long-term needs. Taken as a whole, the events of the second quarter affirm our strategic direction."


RADCOM REPORTS/2

A teleconference to discuss the quarter will be held on Monday, July 21, 2003, at 9:00 a.m. Eastern Time. To participate, please call +800-450-0785 from the U.S., or +1-612-332-0632 from international locations, approximately five minutes before the call is scheduled to begin. A replay of the call will be available from 10:35 AM Eastern Time on July 21st until midnight July 28th. To access the replay, please call +800-475-6701 from the U.S., or +1-365-3844 from international locations, and use the access code 690333.


                                       ###


RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. For more information, please visit www.RADCOM.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect, "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.



RADCOM REPORTS/3

                                   RADCOM Ltd.
                      Consolidated Statements of Operations

                 (1000's of U.S. dollars, except per share data)
                                                        Three months ended                       Six months ended
                                                             June 30,                                June 30,
                                               -------------------------------------    ------------------------------------
                                                       2003                  2002               2003                2002
                                               ---------------- ---- ---------------    ----------------    ----------------
                                                 (unaudited)             (unaudited)         (unaudited)        (unaudited)
                                               ---------------- ---- ---------------    ----------------    ----------------
Sales                                                  $ 2,436             $  3,097            $  4,036             $ 7,502


Cost of  sales                                           1,026                1,049               2,647               2,553
                                               ---------------- ---- ---------------    ----------------    ----------------
Gross profit                                             1,410                2,048               1,389               4,949


Research and development, gross                          1,486                1,625               2,903               3,382

Less - royalty-bearing participation                       556                  500               1,007                 950
                                               ---------------- ---- ---------------    ----------------    ----------------
Research and development, net                              930                1,125               1,896               2,432

Sales and marketing                                      1,785                2,041               3,607               4,536

General and administrative                                 399                  436                 792                 889
                                               ---------------- ---- ---------------    ----------------    ----------------

Total operating expenses                                 3,114                3,602               6,295               7,857
                                               ---------------- ---- ---------------    ----------------    ----------------
Operating loss                                          (1,704)              (1,554)             (4,906)             (2,908)

Financing income, net                                       24                   66                  46                 129
                                               ----------------      ---------------    ----------------    ----------------
Net loss                                                (1,680)              (1,488)             (4,860)             (2,779)
                                               ================      ===============    ================    ================
Basic loss per ordinary share                         $ (0.16)             $ (0.14)            $ (0.46)      $     (0.26)
                                               ================      ===============    ================    ================
Weighted average number of                          10,492,050           10,492,050          10,492,050          10,492,050
    Ordinary  shares (basic)



                                                            (Additional table to follow)



  RADCOM REPORTS/4

                                                    RADCOM Ltd.
                                            Consolidated Balance Sheets
                                              (1000's of U.S. dollars)

                                                                       As of                      As of
                                                                      June 30, 2003           December 31, 2002
                                                              ---------------------------- ------------------------
                                                                         (unaudited)                 (audited)
     Current Assets
       Cash and cash equivalents                                                    7,149                    7,207

       Short-term bank deposits                                                         -                    3,006

       Trade receivables, net                                                       1,985                    2,983
       Inventories and inventory prepayments                                        1,882                    2,182
       Other current assets                                                           712                      601
                                                              ---------------------------- ------------------------
   Total Current Assets                                                             11,728                   15,979
                                                              ---------------------------- ------------------------

  Assets held for severance benefits                                                1,367                    1,187
                                                              ---------------------------- ------------------------

  Property and equipment. net                                                       1,860                    2,263
                                                              ---------------------------- ------------------------

  Total Assets                                                                     14,955                   19,429
                                                              ============================ ========================
                                                              ============================ ========================

  Liabilities and Shareholders' Equity
  Current Liabilities
       Short-term bank credit                                                         152                       -
       Trade payables                                                               1,268                    1,276
       Other payables and accrued expenses                                          4,044                    3,996
                                                              ---------------------------- ------------------------
   Total Current Liabilities                                                         5,464                    5,272
                                                              ---------------------------- ------------------------

  Liability for employees severance pay benefits                                    1,944                    1,813
                                                              ---------------------------- ------------------------

  Total Liabilities                                                                 7,408                    7,085
                                                              ---------------------------- ------------------------

  Shareholders' Equity
       Share capital                                                                   57                       57
       Additional paid-in capital                                                  38,209                   38,146
       Accumulated deficit                                                       (30,719)                 (25,859)
                                                              ---------------------------- ------------------------

  Total Shareholders' Equity                                                        7,547                   12,344
                                                              ---------------------------- ------------------------

           Total Liabilities and Shareholders' Equity                              14,955                   19,429
                                                              ============================ ========================

